Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase, LTD. Announces Second Quarter Results

Revenues Increase 55% over Second Quarter 2006 and 20% over First Quarter 2007

HERZLIYA, Israel, July 23, 2007 – Optibase, Ltd. (NASDAQ:OBAS), a leader in advanced digital video solutions, today announced financial results for the second quarter ended June 30, 2007.

        Revenues for the second quarter ended June 30, 2007 were $6.7 million compared with $5.6 million for the first quarter of 2007 and $4.3 million for the second quarter of 2006.

        Net loss for the quarter ended June 30, 2007, was $1.2 million or $0.09 per basic and diluted share. This compares with a net loss of $408,000 or $0.03 per basic and diluted share for the first quarter of 2007, and a net loss of $1.1 million or $0.08 per basic and diluted share for the second quarter of 2006. Gross margin was lower this quarter, at approximately 42%, due to the impact of orders largely comprised of third party equipment. Weighted average shares outstanding used in the calculation were approximately 13.5 million for the second and first quarters of 2007 and 13.4 million for the second quarter of 2006.

        For the six months ended June 30, 2007, revenues totaled $12.2 million, compared with $8.3 million for the six months ended June 30, 2006. Net loss for the period was $1.6 million or $0.12 per basic and diluted share, compared to a net loss of $2.4 million or $0.18 per basic and diluted share for the six months ended June 30, 2006. Weighted average shares outstanding used in the calculation for the periods were approximately 13.5 million and 13.4 million respectively.

        As of June 30, 2007, the Company had cash, cash equivalents, and investments in marketable securities and other financial investments, net, of $24.7 million, and shareholders’ equity of $42.7 million.

        Amir Philips CFO of Optibase, said, “We are pleased with the steady progress that Optibase continued to show in the second quarter. For several quarters now, both our top-line, and the IPTV market as a whole, have shown improvement”.

        “During the second quarter, we further developed our integrated partnerships and OEM agreements. These relationships are important to Optibase’s success in the digital video world as demonstrated by several wins we had this quarter, particularly UT Starcom and Huawei. By strengthening these alliances, we can strategically advance Optibase’s position within the growing IPTV market.

        He concluded, “We are pleased with Optibase’s progress to date as we continue advancing our business. With new customers, new applications for our technology and important new partnerships, we are confident in the direction of the Company as the markets we serve continue to take shape.”

OPTIBASE REPORTS/2

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.

For further information, please visit www.optibase.com

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today, July 23, to discuss the second quarter results.

For those unable to participate, there will be replay available from 12:00 p.m. EDT on July 23, 2007 through 11:59 p.m. EDT, July 31, 2007. Please call: +973-341-3080 (Domestic & International), ID REPLAY CODE: 9031086.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2007

	Six months ended		Three months ended
	June 30 2007 $ Unaudited	June 30 2006 $ Unaudited	June 30 2007 $ Unaudited	June 30 2006 $ Unaudited

Revenues	12,221	8,270	6,672	4,300
Gross profit	5,775	4,709	2,792	2,439
Operating expenses:
Research and development, net	2,473	2,028	1,272	1,012
Selling, general and administrative	4,984	5,427	2,625	2,745
Restructuring charges
Total operating expenses	7,457	7,455	3,897	3,757
Operating loss	(1,682)	(2,746)	(1,105)	(1,318)
Other income (expenses)	(153)	3	-	14
Financial income (expense), net	200	324	(123)	166

Net loss from continuing operations	(1,635)	(2,419)	(1,228)	(1,138)
Income related to discontinued operations	-	50	-	27

Net (loss) income	(1,635)	(2,369)	(1,228)	(1,111)
Other comprehensive income
Unrealized holding (losses) gains on available for sale
securities	(750)	(1,276)	(885)	(1,402)
Total comprehensive (loss) income	(2,385)	(3,645)	(2,113)	(2,513)

Net (loss) income per share:
Basic	$(0.12)	$(0.18)	$(0.09)	$(0.08)
Diluted	$(0.12)	$(0.18)	$(0.09)	$(0.08)

Net Income per share from discontinued operations:
Basic	$(0.00)	$0.00	$(0.00)	$0.00
Fully diluted	$(0.00)	$0.00	$(0.00)	$0.00

Net loss per share:
Basic	$(0.12)	$(0.18)	$(0.09)	$(0.08)
Diluted	$(0.12)	$(0.18)	$(0.09)	$(0.08)

Number of shares used in computing
Earning per share

Basic	13,511	13,404	13,527	13,415
Diluted	13,511	13,404	13,527	13,415
Amount in thousands

3

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2007 Unaudited	December 31 2006 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	22,565	40,695
Trade receivables net of bad debts	4,494	4,544
Inventories	4,955	4,147
Other receivables and prepaid expenses	867	1,272
Assets Related To Discontinued Operations	152	157
Total current assets	33,033	50,815

Long term investments in marketable securities	2,162	2,207
Other long term investments	18,480	2,616
	20,642	4,823

Fixed assets, net	1,696	1,700
Total assets	55,371	57,338

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	4,138	1,764
Accrued expenses and other liabilities	5,830	8,555
Liabilities Related To Discontinued Operations	202	155
Total current liabilities	10,170	10,474
Accrued severance pay	2,495	2,371
Total shareholders' equity	42,706	44,493
Total liabilities and shareholders' equity	55,371	57,338

Amounts in thousands

4